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                                                                    Exhibit 99.1

[VENTIV HEALTH RXCENTRIC LETTERHEAD]



Contacts:
Ventiv Investors:
Laura E. Wilker
Vice President, Investor Relations
(212) 768-8000 (x103)
investor@ventiv.com

Ventiv Media:                           Rxcentric Media:
Noonan/Russo Communications, Inc.       Ogilvy Public Relations
Prateek Pratniak                        Michelle Linn
(212) 696-4455 (x273)                   (508) 869-6146
media@ventiv.com                        michelle.linn@ogilvypr.com.
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                   VENTIV HEALTH PARTNERS WITH RXCENTRIC.COM
                             IN E-HEALTH INITIATIVE

            First Fully-Integrated, Internet-Enabled Pharmaceutical
                          Marketing and Sales Solution


New York, NY - March 15, 2000 - Ventiv Health, Inc. (Nasdaq: VTIV) and Rxcentric.com, Inc. today announced a partnership to Internet-enable Ventiv's integrated, outsourced marketing and sales solutions to the pharmaceutical and life sciences industries.

Ventiv will leverage Rxcentric's Internet-based communications platform for the delivery of online medical events, Continuing Medical Education (CME), market research and detailing support. The combined forces will drive targeted doctor usage with specialized email campaigns, sales force integration, event recruiting and other relationship-based communications.

The Companies will jointly develop and market a suite of proprietary, integrated products and services to pharmaceutical companies. In addition, Ventiv's Health Products Research (HPR) unit and Rxcentric will jointly offer pharmaceutical customers proprietary data and consulting services. The new partnership will enable pharmaceutical companies to plan and execute targeted campaigns across live and e-channels, closely monitor physician usage and response to sales and marketing activities, and manage and optimize the impact of ongoing programs.

"We are delighted to have formed this ground-breaking agreement with Rxcentric and believe they will have the most compelling and comprehensive drug information resource in the marketplace," said Ventiv Health Chief e-Commerce Officer Gil Brodnitz. "The Rxcentric solution fully leverages the power of the Internet to make rich, targeted educational and marketing content available to doctors efficiently and effectively. In addition, Rxcentric's network of partners will help extend the reach of our traditional channels. This agreement will create exciting new opportunities for our pharmaceutical clients to market to physicians through both live and e-channels."

                                    - more -

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VENTIV HEALTH PARTNERS WITH RXCENTRIC.COM
IN E-HEALTH INITIATIVE


The Companies will share in the revenues generated pursuant to a multi-year agreement that includes substantial revenue and physician recruitment milestones. Ventiv has also invested $2 million in Rxcentric in exchange for a minority equity position in the firm.

"Ventiv's comprehensive set of pharmaceutical sales, marketing and research solutions is unmatched, and this partnership will set a new standard for the outsourcing industry. We will collaborate with Ventiv to deliver new and expanded services to their blue chip client base of pharmaceutical and life sciences companies. This will accelerate Rxcentric's goal of becoming the leading provider of Internet-enabled pharmaceutical marketing solutions," said Laurent Fischer, M.D., President and Chief Operating Officer of Rxcentric. "By integrating our Internet communications platform with Ventiv's broad capabilities we create a more effective marketing and sales system that gives each physician the information that is useful and relevant to their prescribing decisions. Our customers will have an unrivaled ability to improve the frequency, reach and efficiency of their marketing and sales initiatives in order to increase their return on investment."

Added Ventiv Health CEO Eran Broshy, "This is the first component of our comprehensive e-health strategy, which we will build over the coming weeks and months, and it clearly complements our existing sales, strategic consulting and analytical capabilities. Our alliance with Rxcentric is a first step in leveraging the power of the Internet across our primary business platforms, to enhance the value of our integrated offering, and deliver more powerful, coordinated solutions to our clients."


About Ventiv Health

Ventiv Health, Inc. is a unique marketing and sales partner providing innovative strategic and tactical solutions globally for the pharmaceutical and life sciences industry. The Company reported $345 million in 1999 revenues. Ventiv offers a broad range of integrated services including: specially designed strategic marketing plans, educational programs targeted to physicians, and sales execution utilizing its own extensive sales network. Clients include many of the leading pharmaceutical companies, including AstraZeneca Pharmaceuticals, Bausch & Lomb, Baxter, Bayer, Bristol-Myers Squibb, Eli Lilly, Glaxo Wellcome, Johnson & Johnson, Merck, Novartis, Pfizer, Pharmacia & Upjohn, Roche and SmithKline Beecham. Ventiv Health employs approximately 5,000 people across the United States, France, Germany, United Kingdom, Austria, and Hungary.

About RxCentric

Rxcentric.com, Inc. (www.rxcentric.com) provides physicians with rapid access to
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comprehensive drug information built on trusted authoritative sources, including the Physician Desk Reference, a detailed drug interaction database, and peer-reviewed journal articles. The Company's Web site, which will launch later this spring, is designed to bring together all the information required for prescription decision-making in a single, convenient, user-friendly format. The site will also be able to take and fulfill sample orders, access sales representatives,

                                    - more -

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VENTIV HEALTH PARTNERS WITH RXCENTRIC.COM
IN E-HEALTH INITIATIVE


deliver e-CME events, live symposia, current news, literature, and product updates. In addition to partnerships with leading pharmaceutical companies, Rxcentric is building alliances with content providers, medical information sites, and specialty sites such as Beansprout.com and Recoverycare.com. Rxcentric.com Inc. is a privately held company located in New York City, spearheaded by alumni of Commonhealth, Dupont, IXL, Netscape, Roche, and Schering.


This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Ventiv Health, Inc. to be materially different from any future results, performance, or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other factors include, without limitation, the risk that this alliance will not produce the desired financial and market results, uncertainties related to the time required to complete development, and the ability to compete successfully with other services in the same or similar markets. In assessing such forward-looking statements, investors should specifically consider various factors, which could cause actual events or results to differ materially from those indicated in such forward-looking statements. Readers of this press release are referred to the various reports and documents filed from time to time by Ventiv Health, Inc. with the Securities and Exchange Commission for further discussion of these and other factors which could affect future results.

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